Exhibit 99.1

DLocal Limited Announces Results of Annual General Meeting Held on October 23, 2024

MONTEVIDEO, Uruguay, October 23, 2024 -- DLocal Limited (NASDAQ: DLO, “DLocal” or the “Company”), a technology-first payments platform enabling global enterprise merchants to connect with billions of consumers in emerging markets, announces that the resolutions as set out in its Notice of Annual General Meeting dated September 10, 2024 were duly passed at its Annual General Meeting held today.

About DLocal

DLocal powers local payments in emerging markets connecting global enterprise merchants with billions of emerging market consumers across APAC, the Middle East, Latin America, and Africa. Through the “One DLocal” concept (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and payout processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Forward Looking Statements

This announcement contains certain forward-looking statements. These forward-looking statements convey our current expectations or forecasts of future events. Forward-looking statements regarding DLocal involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in our filings with the U.S. Securities and Exchange Commission. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

Investor Relations Contact:

investor@dlocal.com

Media Contact:

marketing@dlocal.com